FORM 6K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of October 2002




                          ARCHANGEL DIAMOND CORPORATION
                          -----------------------------
                               (Registrant's Name)

                      Suite 205, 10920 West Alameda Avenue
                               Lakewood, CO 80226
                                       USA
                     --------------------------------------
                    (Address of principal executive offices)

                          Commission File No.: 0-25816


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                 Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ]      No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


The following documents, which were made public, filed with the British Columbia, Alberta, Manitoba and Ontario Securities Commissions and the TSX Venture Exchange are furnished herewith and attached hereto:

Press Release dated October 15, 2002,  announcing  The Colorado  State Court for
------------------------------------
the City and County of Denver dismissed the Registrant's action against Lukoil and Arkhangelskgeoldobycha ("AGD") based upon a Determination that it lacked personal jurisdiction over the Defendants.

Press Release dated October 22, 2002,  announcing  that the  Registrant  filed a
------------------------------------
motion with the Colorado State Court for the City and County of Denver seeking the Court's reconsideration of its October 15, 2002, order dismissing the Registrant's action against LUKoil and AGD. The Registrant believes that the Court's previous decision was erroneous for a number of reasons, including the Court's failure to consider the Registrant's fraud and other tort claims against LUKoil and AGD as a basis for personal jurisdiction over the Defendants. The Registrant also announced that the Arbitrazh Court of Arkhangel'sk ruled on Monday, October 21, 2002, that the 1994 Memorandum between the Registrant and AGD is unconcluded. This decision will be appealed and, until such time as the appeal is heard, the ruling will not come into effect.

Material Change Reports dated
-----------------------------
The following documents were filed with the British Columbia, Alberta, Manitoba and Ontario Securities Commissions and the TSX Venture Exchange are furnished herewith and attached hereto:
     Form 53-902F - October 15, 2002 re October 15 news release
     Form 53-901F - October 22, 2002 re October 22 news release

The following document was filed with the Ontario Securities Exchange and is furnished herewith and attached hereto:
     Exemption Notice of Grant of Stock Options dated October 18, 2002

FORM 6K
ARCHANGEL DIAMOND CORPORATION
Page 2




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ARCHANGEL DIAMOND CORPORATION
                                                    (Registrant)

                                                    /s/ Gerald E. Davis

Dated:     October 31, 2002                By       Gerald E. Davis
                                               --------------------------------
                                                    Corporate Secretary

ARCHANGEL                                       NEWS RELEASE
Diamond Corporation                             02- 4
10920 W. Alameda Ave, Suite 205                 TSX Venture Exchange
Lakewood, Colorado 80226                        Symbol:       AAD
Tel:   303-292-1299                             42.2 million shares outstanding
Fax:   303-297-0538                             October 15, 2002

--------------------------------------------------------------------------------
                      ARCHANGEL ANNOUNCES COLORADO COURT'S
                              JURISDICTION DECISION
--------------------------------------------------------------------------------

Denver, Colorado - Archangel Diamond Corporation (the "Corporation") announced today that the Colorado State Court for the City and County of Denver today issued an order dismissing the Corporation's action against Lukoil and Arkhangelskgeoldobycha ("AGD") based solely on a Determination that it lacked personal jurisdiction over the Defendants. The Court rejected all of Defendants' other arguments. The Corporation believes that the Court's decision is erroneous for a number of reasons, including the Court's failure to consider the Corporation's fraud and other tort claims against Lukoil and AGD as a basis for personal jurisdiction. The Corporation is now considering its options, including a request that the Court reconsider its decision and an immediate appeal of the decision.

Mr. Timothy J. Haddon, President and Chief Executive Officer, stated, " This judgement is extremely disappointing and leaves the Corporation with few options and resources to continue the battle to recover an asset which rightfully belong to the Company. Like many other foreign investors in Russia, it appears we have seen our investment effectively expropriated." Mr. Haddon continued, " We will be carefully studying the court's decision and determining in due course what appropriate action to take."

Archangel Diamond Corporation is an international diamond exploration company that holds the right to earn a 40% interest in all profits from the mining of diamonds from the 400 square kilometer Verkhotina Area in the Oblast of Arkhangel'sk in northwestern Russia. The Corporation also currently owns a 40% interest in Almazny Bereg ("AB"), a Russian international open joint stock company involved in the exploration of the Verkhotina Area.

De Beers Consolidated Mines Ltd. stated in a technical assessment study based on all exploration work completed through November 3, 1999, that the Grib Pipe has an estimated resource of approximately 98 million tonnes of kimberlite to a Depth of 500 meters, containing some 67 million carats of recoverable +1 mm diamonds at an average mining grade of 69 carats per hundred tonnes and an average life-of-mine revenue value of US$79 per carat. The Grib Pipe was discovered in the spring of 1996 as part of the joint exploration program of the Corporation and AGD.

For further information please contact the Corporation at 303-292-1299, fax 303-297-0538, or by e-mail at archangeldiamond@worldnet.att.net or visit the
                                 ---------------------------------
Corporation's web site at www.archangeldiamond.com.
                          -------------------------

                   On behalf of Archangel Diamond Corporation

                               "Timothy J. Haddon"
                                CEO and President

 The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

                                  FORM 53-901F

                        SECURITIES ACT (BRITISH COLUMBIA)

                MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
             SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES
             ------------------------------------------------------

1.                Reporting Issuer

                  Archangel Diamond Corporation
                  Suite 205, 10920 W. Alameda Avenue
                  Lakewood, Colorado 80226

                  (the "Corporation")

2.                Date of Material Change

                  October 15, 2002

3.                Press Release

                  Date of Issuance: October 15, 2002

                  Place of Issuance:        Denver, CO

                  Distributed through:      CCN-Matthews and the
                                            TSX Venture Exchange

4.                Summary of Material Change

                  The Colorado State Court for the City and County of Denver dismissed the Corporation's action against Lukoil and Arkhangelskgeoldobycha ("AGD") based upon a Determination that it lacked personal jurisdiction over the Defendants.

5.                Full Description of Material Change

                  A license (the "License") for the exploration and mining of diamonds from a 400-square kilometre area located northwest of Arkhangel'sk, Russia (the "Verkhotina Area") was granted to a Russian enterprise, Arkhangelskgeoldobycha ("AGD"). Through agreements in 1993 and 1994 with AGD, the Corporation acquired the right to earn a 40% interest in any profits from the Verkhotina Area. As part of such agreements, including the Memorandum dated 25 February 1994 (the "1994 Memorandum"), AGD agreed to transfer the License to a Russian joint stock company, of which the Corporation would hold 40% of the ordinary shares, when Russian legislation permitted such
                  transfer.   This   transfer   did  not  take   place  and  the
                  Corporation, among other avenues for satisfaction pursued, filed a lawsuit against LUKoil (majority parent of AGD) in November 2001, seeking to recover in excess of $1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims.

                  (Also see attached News Release.)

6.                Reliance on Section 85(2) of the Act

                  Not Applicable

7.                Omitted Information

                  Nil.

8.                Senior Officer

                  Contact: Gary E. Davis
                  Chief Financial Officer and Corporate Secretary

                                    Telephone:       1-303-292-1299
                                    Facsimile:       1-303-297-0538

9.                Statement of Senior Officer

                 The foregoing accurately discloses the material change referred to herein.


DATED at Denver, Colorado, this 18th day of October, 2002

ARCHANGEL DIAMOND CORPORATION


/s/ Gary E. Davis

Gary E. Davis, Chief Financial Officer

ARCHANGEL                                        NEWS RELEASE
Diamond Corporation                              02-5
10920 W. Alameda Ave, Suite 205                  TSX Venture Exchange
Lakewood, Colorado 80226                         Symbol:       AAD
Tel:   303-292-1299                              42.2 million shares outstanding
Fax:   303-297-0538                              October 22, 2002

--------------------------------------------------------------------------------
                  ARCHANGEL FILES MOTION FOR RECONSIDERATION OF
                     COLORADO COURT'S JURISDICTION DECISION
--------------------------------------------------------------------------------

Denver, Colorado - Archangel Diamond Corporation (the "Corporation") announced today that it has filed a motion with the Colorado State Court for the City and County of Denver seeking the Court's reconsideration of its October 15, 2002, order dismissing the Corporation's action against Lukoil and Arkhangelskgeoldobycha ("AGD"). The Corporation believes that the Court's previous decision was erroneous for a number of reasons, including the Court's failure to consider the Corporation's fraud and other tort claims against Lukoil and AGD as a basis for personal jurisdiction.

Mr. Timothy J. Haddon, President and Chief Executive Officer, stated, "After reviewing the Court's earlier decision to dismiss the lawsuit, we believe that there is a clear basis for asking the Court to reconsider its position. We remain hopeful that the Court will reconsider and reverse itself on this matter."

With respect to the ongoing license transfer dispute, the Corporation has been advised that the Arbitrazh Court of Arkhangel'sk ruled on Monday, October 21, that the 1994 Memorandum between the Corporation and AGD is unconcluded. This decision will be appealed and, until such time as the appeal is heard, the ruling will not come into effect. Commenting, Mr. Haddon stated, "While this Russian-court decision was not a great surprise, it again illustrates the difficulty of doing business in Russia. An agreement, which both sides acknowledged was valid and honoured until AGD was privatized in 1996, is now considered invalid because the signature of AGD's representative, Dr. Grib, was ruled to have been signed by someone other than himself."

Archangel Diamond Corporation is an international diamond exploration company that holds the right to earn a 40% interest in all profits from the mining of diamonds from the 400 square kilometer Verkhotina Area, which hosts the Grib Pipe, in the Oblast of Arkhangel'sk in northwestern Russia. De Beers Consolidated Mines Ltd. stated in a technical assessment study based on all exploration work completed through November 3, 1999, that the Grib Pipe has an estimated resource of approximately 98 million tonnes of kimberlite to a depth of 500 meters, containing some 67 million carats of recoverable +1 mm diamonds at an average mining grade of 69 carats per hundred tonnes and an average life-of-mine revenue value of US$79 per carat. The Grib Pipe was discovered in the spring of 1996 as part of the joint exploration program of the Corporation and AGD.

For further information please contact the Corporation at 303-292-1299, fax 303-297-0538, or by e-mail at archangeldiamond@worldnet.att.net or visit the
                                 ---------------------------------
Corporation's web site at www.archangeldiamond.com.
                          -------------------------

                   On behalf of Archangel Diamond Corporation

                               "Timothy J. Haddon"
                                CEO and President

        The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

                                  FORM 53-901F

                        SECURITIES ACT (BRITISH COLUMBIA)

                MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
             SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES
             ------------------------------------------------------

1.                Reporting Issuer

                  Archangel Diamond Corporation
                  Suite 205, 10920 W. Alameda Avenue
                  Lakewood, Colorado 80226

                  (the "Corporation")

2.                Date of Material Change

                  October 22, 2002

3.                Press Release

                  Date of Issuance: October 22, 2002

                  Place of Issuance:        Denver, CO

4.                Summary of Material Change

                  The Corporation announced that it has filed a motion with the Colorado State Court for the City and County of Denver seeking the Court's reconsideration of its October 15, 2002, order dismissing the Corporation's action against LUKoil and Arkhangelskgeoldobycha ("AGD"). The Corporation believes that the Court's previous decision was erroneous for a number of reasons, including the Court's failure to consider the Corporation's fraud and other tort claims against LUKoil and AGD as a basis for personal jurisdiction over the Defendants.

                  The Corporation also announced that the Arbitrazh Court of Arkhangel'sk ruled on Monday, October 21, 2002, that the 1994 Memorandum between the Corporation and AGD is unconcluded. This decision will be appealed and, until such time as the appeal is heard, the ruling will not come into effect.

5.                Full Description of Material Change

                  A license (the "License") for the exploration and mining of diamonds from a 400-square kilometre area located northwest of Arkhangel'sk, Russia (the "Verkhotina Area") was granted to a Russian enterprise, Arkhangelskgeoldobycha ("AGD"). Through agreements in 1993 and 1994 with AGD, the Corporation acquired the right to earn a 40% interest in any profits from the Verkhotina Area. As part of such agreements, including the Memorandum dated 25 February 1994 (the "1994 Memorandum"), AGD agreed to transfer the License to a Russian joint stock company, of which the Corporation would hold 40% of the ordinary shares, when Russian legislation permitted such
                  transfer.   This   transfer   did  not  take   place  and  the
                  Corporation, among other avenues for satisfaction pursued, filed a lawsuit against LUKoil (majority parent of AGD) in November 2001 in the Colorado State Court for the City and County of Denver, seeking to recover in excess of $1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims, which said Court dismissed and which dismissal the Corporation is appealing. In the Russian court system, LUKoil requested that the 1994 Memorandum be declared invalid, which court system subsequently ruled unconcluded. The Corporation is appealing the Russian court decision.

                  (Also see attached News Release.)

6.                Reliance on Section 85(2) of the Act

                  Not Applicable

7.                Omitted Information

                  Nil.

8.                Senior Officer

                  Contact: Gary E. Davis
                  Chief Financial Officer and Corporate Secretary

                  Telephone:       1-303-292-1299

9.                Statement of Senior Officer

                  The  foregoing   accurately   discloses  the  material  change
                  referred to herein.

DATED at Denver, Colorado, this 22nd day of October, 2002

ARCHANGEL DIAMOND CORPORATION


/s/ Gary E. Davis

Gary E. Davis, Chief Financial Officer

                                  Linda Holmes
                      Securities & Compliance Administrator
                          ARCHANGEL DIAMOND CORPORATION



October 18, 2002


Ontario Securities Commission
20 Queen Street West
Suite 1800, P.O. Box 55
Toronto, ON
M5H 3S8


Attention: Continuous Disclosure

Dear Sirs/Mesdames:

Re:   Archangel Diamond Corporation (the "Company")
      Notice of Grant of Stock Options

The undersigned, being the Securities & Compliance Administrator of the Company and as such certify that I have knowledge of the facts contained herein. Notice is hereby given of exempt trades October 9, 2002 in reliance upon the exemptions from the prospectus and registration requirements contained in Section 2.2 of Rule 45-503 - Trades to Employees, Executives and Consultants (the "Rule") and subclause 72(1)(f) (iii) of the Securities Act (Ontario).

In reliance upon the exemptions contained in Section 2.2 of the Rule, the following stock options to acquire common shares of the Company were granted pursuant to the Company's equity incentive plan:

================================================================================
                                           Number of
          Name               Date            Shares     Exercise      Date
           Of                 Of           Subject to   Price per      of
        Optionee            Grant            Option       Share      Expiry
================================================================================
L. Lamont Gordon       October 9, 2002        50,000       $0.23    Oct 10, 2007
--------------------------------------------------------------------------------
Gerald E. Davis        October 9, 2002        75,000       $0.23    Oct 10, 2007
--------------------------------------------------------------------------------
Linda Holmes           October 9, 2002         5,000       $0.23    Oct 10, 2007
--------------------------------------------------------------------------------
Clive Hartz            October 9, 2002        50,000       $0.23    Oct 10, 2007
--------------------------------------------------------------------------------
Richard Wake-Walker    October 9, 2002        50,000       $0.23    Oct 10, 2007
--------------------------------------------------------------------------------

Please accept this notice in satisfaction of the disclosure requirements contained in Section 10.3 of the Rule.

Enclosed is a cheque payable to the "Ontario Securities Commission" in the amount of $100 in respect of the fee required by Subclause 11.1(1)(a)(ii) of the Rule.

Yours truly,

Archangel Diamond Corporation

Per:

/s/ Linda Holmes
Securities & Compliance
Administrator

Encl.


cc:      Getz Prince Wells
cc:      Anton Campion
cc:      McMillan Binch




        O: (250) 404-0310 - Email: holmes@telus.net - F: (250) 404-0311
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